UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-42413

REAL MESSENGER CORPORATION

695 Town Center Drive, Suite 1200

Costa Mesa, CA 92626

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Submission of Matters to a Vote of Security Holders.

On May 5, 2026, Real Messenger Corporation (the “Company”) held the Company’s Class Meeting of the holders of its Class A Ordinary Shares (the “Class A Meeting”) and 2026 Annual Meeting of Shareholders (the “Annual Meeting”).

Class A Meeting

One item of business was acted upon by the Company’s Class A shareholders at the Class A Meeting, which was approved by the Class A shareholders. The voting result was as follows:

Proposal. Subject to the class consent from the holders of the Class B ordinary share of a par value of US$0.0001 each of the Company (“Class B Ordinary Shares”), the voting rights attached to each Class B Ordinary Share be increased from ten (10) votes to twenty-five (25) votes on all matters subject to vote at general meetings of the Company, with immediate effect.

For	Against	Abstain
3,483,392	750	0

Annual Meeting

Four items of business were acted upon by the Company’s shareholders at the Annual Meeting, each of which was approved by the shareholders. The voting results were as follows:

Proposal No. 1. To approve as an ordinary resolution: to re-elect the following persons as Directors of the Company until the next annual general meeting or when their respective successors have been duly appointed.

Nominee	For	Withheld
Kwai Hoi Ma	48,483,399	16
Felix Tak Shing Ko	48,483,399	16
Wai Keung David Chung	48,483,399	16
Chun Fung Horace Ma	48,483,399	16

Proposal No. 2. To approve as an ordinary resolution: to ratify, confirm, and approve the appointment of Marcum Asia CPAs LLP as auditor of the Company for the fiscal year ending March 31, 2026, and to authorize the Audit Committee of the board of directors of the Company to fix the remuneration of the auditor.

For	Against	Abstain
48,483,399	16	0

Proposal No. 3. To approve as a special resolution: subject to the separate class consents from both the holders of Class A Ordinary Shares and Class B Ordinary Shares on the proposed variation of class rights that the voting rights attached to each Class B Ordinary Share be increased from ten (10) votes to twenty-five (25) votes on all matters subject to vote at general meetings of the Company (the “Class Rights Variation”), the second amended and restated memorandum and articles of association of the Company, in the substantial form attached as Appendix 1 to the meeting’s proxy notice and statement, be adopted in its entirety and in substitution for and to the exclusion of the current memorandum and articles of association of the Company with effect upon the effectiveness of the Class Rights Variation.

For	Against	Abstain
48,483,399	16	0

Proposal No. 4. To approve as an ordinary resolution: that the chairman of the annual general meeting be directed to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1-3.

For	Against	Abstain
48,483,399	16	0

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 6, 2026

REAL MESSENGER CORPORATION

By:	/s/ Thomas Ma
Name:	Thomas Ma
Title:	Chief Executive Officer

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